J.P. Morgan Securities LLC

383 Madison Avenue
New York, NY 10179

January 27, 2012

Re:	Merrimack Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-175427

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representative of the several Underwriters, hereby join in the request of Merrimack Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m. Eastern Standard Time on January 31, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated January 13, 2012:

i.      Dates of distribution: January 13, 2012 through the date hereof.

ii.     Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

iii.    Number of preliminary prospectuses furnished to investors: approximately 1996

iv.    Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 278

We, the undersigned, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. Morgan Securities LLC

Acting severally on behalf of themselves and the several Underwriters

By:	/s/ John Bertone
	Name:	John Bertone
	Title:	Vice President